SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Subject Company)

METRO-GOLDWYN-MAYER INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, California 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Janet S. McCloud, Esq. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP 10250 Constellation Boulevard, 19th Floor Los Angeles, CA 90067 (310) 553-3000	Charles M. Nathan, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4864 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Statement”) filed by Metro-Goldwyn-Mayer Inc. on September 4, 2003 relating to the tender offer commenced on August 21, 2003 by Tracinda Corporation and Kirk Kerkorian for up to 15,000,000 shares of common stock, par value $.01 per share, of Metro-Goldwyn-Mayer Inc. at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2003, as amended, and the related Letter of Transmittal. Except as otherwise indicated, the information set forth in the Statement, as amended and supplemented by Amendment No. 1 filed on September 18, 2003, remains unchanged.

Item 4.    The Solicitation or Recommendation

The information set forth in the press release of Metro-Goldwyn Mayer Inc., dated September 24, 2003, attached hereto as Exhibit (a)(4) is incorporated herein by reference and hereby amends and supplements the information set forth under Item 4 of the Statement.

Item 9.    Exhibits

Exhibit No.	Description
(a)(4)	Press Release of Metro-Goldwyn Mayer Inc., dated September 24, 2003

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO-GOLDWYN-MAYER INC.

By:	/s/ WILLIAM A. JONES Name: William A. Jones Title: Senior Executive Vice President and Secretary

Dated: September 24, 2003

3